Aspen Group files suit against former Director

OKLAHOMA CITY, Oklahoma June 13, 2003 -- Aspen Group Resources Corporation, (TSX: ASR, OTCBB: ASPGF) (“Aspen” or the “Company”), today announced that it has filed suit against Mr. Lenard C. Briscoe, a former member of the Company’s board of directors. The suit alleges Mr. Briscoe caused damages to Aspen arising from his breach of fiduciary duty, fraud, and self-dealing related to a number transactions enacted on behalf of and involving Mr. Briscoe during his tenure as an Aspen Director.

The suit seeks to recover all assets misappropriated from Aspen and is the result of an internal and on-going review and investigation overseen by a Special Committee appointed by the board of directors. The Special Committee determined it to be in Aspen’s best interest to initiate this action against Mr. Briscoe at this time for damages suffered.

Aspen also disclosed that Mr. Briscoe has filed suit against the Company regarding personal interests in wells operated by Aspen.

Mr. Briscoe served as a director of Aspen from December 20, 2000 until his resignation from the board of directors on November 12, 2002.

 Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and Western Canada. Aspen’s shares trade on The Toronto Stock Exchange under the symbol ASR and on the OTCBB under the symbol ASPGF.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor

Carla Driedger

Corporate Secretary

877-775-8734

403-777-9152

koconnor@aspengroupresources.com

carla.driedger@cmt.net